UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______
Commission file number 1-8344

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Limited Brands, Inc.
Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Limited Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Financial Statements and Supplemental Schedule
Limited Brands, Inc. Savings and Retirement Plan
Years Ended December 31, 2011 and 2010
With Report of Independent Registered Public Accounting Firm

Limited Brands, Inc. Savings and Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of
Limited Brands, Inc. and
Plan Administrator of the Limited Brands, Inc.
Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Limited Brands, Inc. Savings and Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Columbus, Ohio
June 26, 2012

Limited Brands, Inc. Savings and Retirement Plan
Statements of Net Assets Available for Benefits

		December 31,		
		2011		2010
Assets				
Investments (at fair value)	$	749,243,772	$	705,191,312
Wrapper contracts (at fair value)		17,599		655,277
Total investments		749,261,371		705,846,589
Receivable for contributions from employer		32,331,995		31,160,453
Cash and cash equivalents		2,605,817		1,334,181
Due from brokers		60,668		128,505
Other earnings		89,066		297,147
Accrued interest and dividends		224		748
Total assets		784,349,141		738,767,623
Liabilities				
Due to brokers		1,090,380		13,887,196
Administrative expenses payable		376,921		507,376
Total liabilities		1,467,301		14,394,572
Net assets reflecting all investments at fair value		782,881,840		724,373,051
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(2,042,411)		(32,825)
Net assets available for benefits	$	780,839,429	$	724,340,226

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits

		Years Ended December 31,		
		2011		2010
Additions:				
Investment income:				
Net appreciation in fair value of investments	$	25,407,780	$	88,343,126
Dividends		15,091,629		17,589,589
Earnings from mutual funds		3,483,763		3,222,848
Earnings from investment contracts		2,753,856		2,611,419
Earnings from common collective trusts		3,432		4,365
Other earnings		532,995		768,165
Total investment income		47,273,455		112,539,512
Contributions:				
Employer		51,008,667		48,843,351
Participant deferrals		33,261,685		30,643,912
Participant rollovers		2,444,512		1,515,770
Total contributions		86,714,864		81,003,033
Total additions		133,988,319		193,542,545
Deductions:				
Distributions to participants		75,625,953		58,254,366
Administrative expenses		1,863,163		2,125,976
Total deductions		77,489,116		60,380,342
Net increase		56,499,203		133,162,203
Net assets available for benefits:				
Beginning of year		724,340,226		591,178,023
End of year	$	780,839,429	$	724,340,226

See accompanying notes.

1. Description of the Plan

General

The Limited Brands, Inc. Savings and Retirement Plan ("the Plan") is a defined contribution plan covering eligible employees of Limited Brands, Inc. and its affiliates ("the Employer"). The following description of the Plan provides only general information. Participants should refer to the Plan document (as amended and restated effective as of October 1, 2011) for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Eligibility

Employees become eligible to participate in the Plan upon becoming at least 21 years of age and either (1) a full-time employee, or (2) a part-time employee having completed a year of employment with 1,000 or more hours of service. All employees eligible to participate in the Plan must complete a year of employment with 1,000 or more hours of service to become eligible for Employer contributions.

Contributions

Employer contributions:

The Employer provides a matching contribution of 100% of each participant's voluntary contributions up to 4% of annual eligible compensation.

The Employer also provides a non-elective annual retirement contribution equal to a percentage of annual eligible compensation to such eligible participants who are employed on the last day of the Plan year and have completed 1,000 hours of service during the Plan year.

Annual retirement contributions are determined based on each participant's annual eligible compensation and accumulated years of vested service as follows:

Years of Vested Service	Earnings Up To Social Security Wage Base	Earnings Above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%

Annual eligible compensation used to determine Employer contributions is based on each participant's qualified plan compensation less any compensation received prior to initially becoming eligible for Employer contributions, and is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the "Code"). The annual compensation limit was $245,000 for the years ended December 31, 2011 and 2010.

Participant voluntary contributions:

Participants may elect to make voluntary tax-deferred contributions up to 75% of annual eligible compensation up to the maximum contribution permitted under Section 402(g) of the Code adjusted annually ($16,500 for the years ended December 31, 2011 and 2010). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.

Plan participants age 50 or above before the end of the Plan year whose contributions to the Plan reach the maximum amount allowed by the Plan are eligible to make voluntary "catch up" contributions to the Plan. Catch-up contributions are limited to the maximum permitted under Section 414(v) of the Code adjusted annually ($5,500 for the years ended December 31, 2011 and 2010). Catch-up contributions are not eligible for Employer matching contributions.

Investment Options

Both the Employer and participant contributions are directed solely through each participant's election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan's investment options offered as of December 31, 2011 include eight mutual funds, one unitized pooled mutual fund, six common collective trusts, one pooled account of the Employer's common stock, one pooled account of common collective trusts and synthetic investment contracts, and self-managed brokerage accounts. The Employer periodically reviews and may make changes to the investment choices available. On May 3, 2011 the Plan replaced one fund and one fund manager, eliminated one fund and changed the share classes for nine funds.

If a participant makes no investment fund election, any contributions made into the participant's account are invested into the Plan's qualified default investment alternative ("QDIA"). The Plan's QDIA is the age-appropriate Schwab Managed Retirement Trust Fund, which is selected based on the participant's date of birth.

Participant Accounts

Each participant's account is credited with the participant's and Employer contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant's account.

Vesting

Participants are fully and immediately vested in all voluntary, rollover, and Employer matching contributions. Participants become vested in the Employer retirement contributions over a period of 6 years of vested service as follows:

Years of Vested Service	Percentage
Less than 2 years	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

Employees hired on or after January 1, 2010 are credited with a year of vested service for each Plan year in which they have at least 1,000 hours of service. Employees hired prior to January 1, 2010 are credited with a year of vested service for each Plan year in which they have at least 500 hours of service.

Payment of Benefits

The full value of a participant's account becomes payable upon retirement, disability or death. Upon termination of employment for any other reason, each participant's account, to the extent vested, becomes payable. Terminated participants whose vested account balances are greater than $1,000 are permitted to leave their accounts invested in the Plan until they reach age 65.

Qualifying actively-employed participants may elect to withdraw all or a portion of their vested account balances through specified in-service distribution alternatives, including the age 59½, financial hardship, and early withdrawal.

Participants whose benefit payment include amounts invested in the pooled account of Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares. Participants may elect to receive their benefit payments from the Plan or have such benefits paid directly to an eligible retirement plan.

Amounts Allocated to Participants Withdrawn from the Plan

Amounts allocated to participants withdrawn from the Plan, but not yet paid, were $110,319 and $764,887 as of December 31, 2011 and 2010, respectively.

Forfeitures

Forfeitures are used to reduce the Employer's required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures used to reduce contributions were $1,537,349 and $1,501,923 for the years ended December 31, 2011 and 2010, respectively. Forfeitures used to pay administrative expenses were $145,097 and $192,391 for the years ended December 31, 2011 and 2010, respectively. There were no unused forfeitures at December 31, 2011 or 2010.

Administrative Expenses

Plan participants pay administrative expenses of the Plan through revenue sharing arrangements between the Plan's investment funds and the Plan's trustee, and through fees deducted directly from participant accounts.

The Plan pays no indirect expenses, as revenue sharing and sub transfer fees are credited directly into the Plan's trust accounts, and from there remitted to the Plan's trustee. Fees transferred through the Plan's trust accounts in this manner are reported in the Plan's financial statements as administrative expenses and also as other earnings.

Each participant's account is charged on a per-participant basis for additional recordkeeping and trustee fees, as well as investment advisory and audit fees.

The Employer pays any additional Plan expenses from accumulated forfeitures.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, as required by Accounting Standards Codification ("ASC") 962, *Plan Accounting - Defined Contribution Pension Plans*, including investment valuation and income recognition. Participant benefit payments are recorded upon distribution. The Plan year is January 1 through December 31.

Use of Estimates

The Plan prepares its financial statements in conformity with US generally accepted accounting principles ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Notes 1, 3, 4 and 5. Any investment is exposed to various risks, such as interest rate, market and credit risks. These risks could have a material effect on participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Recently Issued Accounting Pronouncements

Fair Value Measurements:

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*, which amends ASC 820, *Fair Value Measurement and Disclosures ("Topic 820")*. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers and further disaggregating activity in Level 3 fair value measurements. This guidance is effective for interim and annual reporting periods beginning in 2010, except for the new disclosures regarding the activity in Level 3 measurements, which were effective in 2011. The Plan adopted this guidance for 2010, except for the new disclosure regarding the activity in Level 3 measurements, which the Plan adopted in 2011. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")(Topic 820)*, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

Adjustment from Fair Value to Contract Value

In accordance with the FASB authoritative guidance included in ASC 962, *Defined Contribution Pension Plans*, the Statements of Assets Available for Benefits present investment contracts at fair value. However, contract value is the relevant measurement attribute for the Plan's fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

3. Investments

The Plan's investments are held by Wells Fargo Bank, N.A., trustee of the Plan.

The following table presents balances at December 31, 2011 and 2010 for the Plan's current investments. Investments that represent five percent or more of the Plan's net assets at December 31, 2011 or 2010 are separately identified.

	December 31,	
	2011	**2010**
Investments at fair value as determined by:		
Quoted market price:		
Common stocks:		
Limited Brands, Inc.	$ 165,946,356	$ 128,902,578
Common stocks - other	1,992,419	2,572,234
Mutual funds:		
Vanguard Institutional Index Fund	86,981,647	86,880,437
Managers Cadence Capital Appreciation Fund	—	47,463,867
Nuveen Winslow Large-Cap Growth Fund	46,406,047	—
Dodge & Cox Stock Fund	43,709,380	45,156,202
Artisan International Investor Shares	36,085,802	36,976,537
Mutual funds - other	33,040,301	58,405,910
Other investments	23,975	27,422
Estimated fair value:		
Synthetic investment contracts:		
Invesco Short Term Bond Fund	48,603,231	—
Synthetic investment contracts - other	107,282,445	165,874,928
Common collective trusts:		
Schwab Managed Retirement Trust - 2040	48,190,995	37,733,504
Schwab Managed Retirement Trust - 2030	47,822,983	33,524,294
Common collective trusts - other	47,086,667	29,294,090
Pimco - Unitized pooled mutual fund	36,089,123	33,034,586
Total investments at fair value	$ 749,261,371	$ 705,846,589

The appreciation (depreciation) in fair value of the Plan's investments, including investments bought, sold, and held during the year, for the years ended December 31, 2011 and 2010, is as follows:

	December 31,	
	2011	2010
Net appreciation (depreciation) in fair value of investments determined by:		
Quoted market price:		
Common stocks	$ 39,919,770	$ 43,238,203
Mutual funds	(8,609,995)	30,256,468
Other investments	(16,643)	(14,587)
	31,293,132	73,480,084
Estimated fair value:		
Common collective trusts	(6,796,607)	12,562,978
Unitized pooled mutual fund	911,255	2,300,064
	(5,885,352)	14,863,042
Net appreciation in fair value of investments	$ 25,407,780	$ 88,343,126

4. Fair Value Measurements

The authoritative guidance included in ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1   Quoted market prices in active markets for identical assets or liabilities.

Level 2   Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds and common stocks: are determined by quoted market prices and are classified within Level 1 of the valuation hierarchy.

Common collective trusts ("CCTs") and the unitized pooled mutual fund: are valued at the respective net asset values ("NAV") as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these funds. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Synthetic investment contracts ("SICs"): are portfolios of securities (debt securities or units of common collective trusts) owned by the Plan with wrapper contracts. For 2011 the fair value of such wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding's credit quality rating. For 2010 the fair value of such wrapper contracts is determined based on the present value of the expected contract fees discounted at current market rates.

A limited number of the underlying investments in debt securities (corporate debt instruments, U.S government and federal agency obligations and U.S. government-sponsored enterprise obligations) are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specified security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within either Level 2 or 3 of the valuation hierarchy. SICs may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Plan to sell a contract at a fair price and may substantially delay the sale of contracts which the Plan seeks to sell (see Note 5). In addition, wrapper contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due. These are classified under Level 3 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2011 and 2010. ASC 820-10 requires investments to be shown by major security types.

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Target maturity funds:				
CCT equity funds (a)	$ —	$ 141,202,930	$ —	$ 141,202,930
CCT bond funds (b)	—	1,897,715	—	1,897,715
Total target maturity funds	—	143,100,645	—	143,100,645
Common stocks:				
Retail industry	166,156,390	—	—	166,156,390
Other	1,782,385	—	—	1,782,385
Total common stocks	167,938,775	—	—	167,938,775
Mutual funds:				
Equity funds	120,655,361	—	—	120,655,361
Index funds	87,000,866	—	—	87,000,866
International funds	36,328,505	—	—	36,328,505
Fixed income funds	1,825,696	—	—	1,825,696
Other funds	412,729	—	—	412,729
Total mutual funds	246,223,157	—	—	246,223,157
Synthetic investment contracts:				
CCT bond funds (b)	—	151,307,345	—	151,307,345
Mutual Fund - Fixed Income	4,560,732	—	—	4,560,732
Wrapper contracts	—	—	17,599	17,599
Total synthetic investment contracts	4,560,732	151,307,345	17,599	155,885,676
Unitized pooled mutual bond fund (d)	—	36,089,123	—	36,089,123
Other investments	23,995	—	—	23,995
Total assets at fair value	$ 418,746,659	$ 330,497,113	$ 17,599	$ 749,261,371

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
CCT equity funds (a)	$ —	$ 100,551,888	$ —	$ 100,551,888
Common stocks:				
Retail industry	129,147,969	—	—	129,147,969
Other	2,326,843	—	—	2,326,843
Total common stocks	131,474,812	—	—	131,474,812
Mutual funds:				
Balanced funds	27,460,766	—	—	27,460,766
Equity funds	207,905,086	—	—	207,905,086
International funds	37,234,012	—	—	37,234,012
Other funds	2,283,089	—	—	2,283,089
Total mutual funds	274,882,953	—	—	274,882,953
Synthetic investment contracts:				
CCT bond funds (b)	—	24,111,697	—	24,111,697
Corporate bonds	—	34,123,884	—	34,123,884
CCT fixed income funds (c)	—	24,170,533	—	24,170,533
Government obligations	8,324,407	73,933,028	556,102	82,813,537
Wrapper contracts	—	—	655,277	655,277
Total synthetic investment contracts	8,324,407	156,339,142	1,211,379	165,874,928
Unitized pooled mutual bond fund (d)	—	33,034,586	—	33,034,586
Other investments	27,422	—	—	27,422
Total assets at fair value	$ 414,709,594	$ 289,925,616	$ 1,211,379	$ 705,846,589

(a) This category includes funds designed to provide single investment portfolios that adjust over time to meet the changing risk and return objectives of investors based on retirement date. The funds are diversified across several asset classes, including, but not limited, to Large Cap Equities, Mid Cap Equities, Small Cap Equities, International Equities, Fixed Income and Stable Value.

(b) This category includes investments in U.S. government and agency obligations, asset-backed securities, commercial and residential mortgaged-backed securities, corporate debt securities and FDIC-insured debt securities.

(c) This category includes short-term investments in U.S. government and agency obligations, commercial paper, certificates of deposits and repurchase agreements.

(d) This category invests in Wells Fargo Collective Fund for Pimco Total Return. Total Return is a core bond portfolio strategy that seeks maximum current income and price appreciation consistent with the preservation of capital and prudent risk taking. All sectors of the bond markets are utilized.

Gains and Losses on Level 3 Investments

The following tables set forth a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2011 and 2010.

	Level 3 Assets Year Ended December 31, 2011		
	Government Obligations	Wrapper Contracts	Total
Balance at December 31, 2010	$ 556,102	$ 655,277	$ 1,211,379
Total net unrealized losses included in net investment income in the Statements of Changes in Net Assets Available for Benefits	—	(637,678)	(637,678)
Total net realized losses included in net investment income in the Statements of Changes in Net Assets Available for Benefits	(1,149)	—	(1,149)
Total net unrealized gains not included in net investment income in the Statements of Changes in Net Assets Available for Benefits	—	—	—
Net purchases	—	—	—
Net sales	(554,953)	—	(554,953)
Net transfers out of Level 3	—	—	—
Balance at December 31, 2011	$ —	$ 17,599	$ 17,599
The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ —	$ (148,895)	$ (148,895)

Transfers into level 3 are recorded at the beginning of the year and transfers out of level 3 are recorded at the end of the year. The Plan had no significant transfers between Level 1 and Level 2.

	Level 3 Assets Year Ended December 31, 2010			
	Corporate Bonds	Government Obligations	Wrapper Contracts	Total
Balance at December 31, 2009	$ 513,259	—	$ 541,035	$ 1,054,294
Total net unrealized gains included in net investment income in the Statements of Changes in Net Assets Available for Benefits	566,569	—	—	566,569
Total net realized losses included in net investment income in the Statements of Changes in Net Assets Available for Benefits	(444,650)	—	—	(444,650)
Total net unrealized gains not included in net investment income in the Statements of Changes in Net Assets Available for Benefits	—		114,242	114,242
Net purchases	(277,736)	556,102	—	278,366
Net transfers out of Level 3	(357,442)	—	—	(357,442)
Balance at December 31, 2010	$ —	$ 556,102	$ 655,277	$ 1,211,379
The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ —	$ —	$ —	$ —

Transfers into level 3 are recorded at the beginning of the year and transfers out of levels 3 are recorded at the end of the year. The Plan had no significant transfers between Level 1 and Level 2.

5. Investment Contracts

Nature of Investment Contracts

The Plan, under its Stable Value Fund investment option, invests primarily in SICs. In a SIC structure, the underlying investments are owned by the Plan and held in trust for Plan participants. The Plan enters into wrapper contracts from third-party insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the "contract value" of the underlying investments. The contract value is generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by the Plan). The wrapper contract provides that the adjustments to the interest crediting rate will not result in future interest crediting rates that are less than zero. These wrapper contracts are designed to insulate the Plan from investment losses as a result of movements in interest rates. However, they generally do not protect the Plan from loss if a wrapper provider defaults. A default by the wrapper provider on its obligation could result in a decrease in the value of the Plan's assets.

In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments, including accrued interest, the wrapper provider becomes obligated to pay the difference to the Plan in the event that Plan redemptions result in a total contract liquidation. In the event that there are partial Plan redemptions that would otherwise cause the contract's crediting rate to fall below zero percent, the wrapper provider is obligated to contribute to the Plan an amount necessary to maintain the contract's crediting rate at a minimum of zero percent. The circumstances under which payments are made and the timing of payments between the Plan and the wrapper provider may vary based on the terms of the wrapper contract.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for wrapper contracts include:

- The level of market interest rates;
- The amount and timing of participant contributions, transfers and withdrawals in/out of the wrapper contract;
- The investment returns generated by the fixed income investments that back the wrapper contract; and
- The duration of the underlying fixed income investments backing the wrapper.

The Plan has no reserves against the contract value for credit risk of the contract issuer or otherwise. The average annual yield for the investment contracts was approximately 2.01% and 4.94% for the years ended December 31, 2011 and 2010, respectively. The average annual yield adjusted to reflect the rate credited to participants was approximately 1.66% and 1.48% for the years ended December 31, 2011 and 2010, respectively.

The wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract's interest crediting rate. In addition, participant withdrawals and transfers from the Plan's Stable Value Fund investment option are paid at contract value, but are funded through the market value liquidation of the underlying investments, also impacting the interest crediting rate. The resulting difference between the market value of the underlying investments relative to the wrapper contract value is presented on the Plan's Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer's election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. While the Employer does consider that the spin-off or sale of an affiliate is possible, they do not consider these or other events to limit the ability of the Plan to transact at contract value.

Issuer-Initiated Contract Termination

Wrapper contracts generally are evergreen contacts that contain termination provisions. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, uncured material breaches of responsibilities, failure to make fee payments to the issuer, determination that any of the transactions are or will become prohibitive and material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a guaranteed investment contract, at the hypothetical market value based upon a contractual formula).

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated April 28, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the plan is qualified and the related trust is tax-exempt.

U.S GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. Plan Administration

The Retirement Plan Committee, comprised of members appointed by the Compensation Committee of the Board of Directors of the Employer, administers the Plan. The Board of Directors has delegated the day-to-day administrative duties to the Retirement Plan Committee.

8. Plan Termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. Limited Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

9. Parties-in-Interest

Wells Fargo Bank, N.A., trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,	
	2011	2010
Net assets available for benefits per the financial statements	$ 780,839,429	$ 724,340,226
Contract value above (below) fair value	2,042,411	32,825
Amounts allocated to withdrawing participants	(110,319)	(764,887)
Net assets available for benefits per Form 5500	$ 782,771,521	$ 723,608,164

The following is a reconciliation of total additions per the financial statements to the total earnings per the Form 5500:

	Year Ended December 31, 2011
Total additions per the financial statements	$ 133,988,319
Adjustments from contract value to fair value	2,009,586
Total income per Form 5500	$ 135,997,905

14

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

		Year Ended December 31, 2011
Benefits paid to participants per the financial statements	$	75,625,953
Amounts allocated to withdrawing participants:		
At December 31, 2011		110,319
At December 31, 2010		(764,887)
Benefits paid to participants per Form 5500	$	74,971,385

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Supplemental Schedule

Limited Brands, Inc. Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Limited Brands, Inc.	Common Stock - 4,122,673 - shares	$165,946,356
	Schwab Managed Retirement Trust 2040 Class III	Common Collective Trust - 2,735,017 - shares	48,190,995
	Schwab Managed Retirement Trust 2030 Class III	Common Collective Trust - 2,695,771 - shares	47,822,983
	Schwab Managed Retirement Trust 2020 Class III	Common Collective Trust - 1,716,690 - shares	29,870,399
	Schwab Managed Retirement Trust 2010 Class III	Common Collective Trust - 607,414 - shares	10,247,074
	Schwab Managed Retirement Trust 2050 Class III	Common Collective Trust - 546,496 - shares	5,071,479
	Schwab Managed Retirement Trust Income Class III	Common Collective Trust - 140,467 - shares	1,897,715
	Vanguard Institutional Index Fund	Mutual Fund - 756,099 - shares	86,981,647
	Nuveen Winslow Large-Cap Growth Fund	Mutual Fund - 1,541,729 - shares	46,406,047
	Dodge & Cox Stock Fund	Mutual Fund - 430,041 - shares	43,709,380
	Artisan International Investor Shares	Mutual Fund - 1,819,758 - units	36,085,802
	Hartford Midcap Holdings Fund	Mutual Fund - 1,124,155 - shares	26,721,161
	Prudential Jennison Small Company Fund	Mutual Fund - 38,907 - shares	809,256
	RidgeWorth Mid-Cap Value Equity Fund	Mutual Fund - 143,287 - shares	1,407,079
	RidgeWorth Small Cap Value Equity Fund	Mutual Fund - 89,818 - shares	1,111,952
*	Wells Fargo Heritage Money Market Fund	Mutual Fund - 1,502,613 - shares	1,502,613
	PIMCO Total Return Fund	Collective Fund - 2,387,580 - shares	36,089,123
	Self Directed Brokerage Accounts		3,504,637
	Pooled Stable Value Fund		
	Dreyfus Cash Management Fund	Mutual Fund - 4,560,732 - shares	4,560,732
	Synthetic Contracts and Underlying Investments		
	Aviva Life and Annuity Co	Contract Wrapper - 0.85%	—
	Natixis Financial Product	Contract Wrapper - 1.48%	—
	ING Life & Annuity - A	Contract Wrapper - 1.58%	—
	ING Life & Annuity - B	Contract Wrapper - 1.49%	—
	ING Life & Annuity - C	Contract Wrapper - 2.91%	—
	Monumental	Contract Wrapper - 1.79%	17,599
	Pacific Life Insurance	Contract Wrapper - 1.95%	—
	Prudential Ins Co	Contract Wrapper - 2.02%	—
	Invesco Short Term Bond Fund	Collective Fund - 35,544,843 - shares	48,603,231

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	**Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value**	**Current Value**
	Aviva 1-5 Year Government Fund	Collective Fund - 22,443,183 - shares	22,769,821
	Jennison intermediate Government/Credit Fund	Collective Fund - 12,495,696 - shares	21,661,288
	ING Short Duration Bond Fund	Collective Fund - 15,353,156 - shares	15,796,847
	Jennison 1-5 Year Government/Credit Fund	Collective Fund - 11,034,096 - shares	11,394,666
	Invesco Multi Manager Core Fixed Income Fund	Collective Fund - 5,352,417 - shares	8,119,906
	Aviva Core Fixed Income Fund	Collective Fund - 5,525,333 - shares	5,755,204
	BlackRock Core Fixed Income Fund	Collective Fund - 1,931,705 - shares	2,947,396
	PIMCO Core Fixed Income Fund	Collective Fund - 1,792,328 - shares	2,939,777
	Invesco Core Fixed Income Fund	Collective Fund - 1,868,694 - shares	2,935,679
	GSAM Core Fixed Income Fund	Collective Fund - 2,092,216 - shares	2,934,751
	PIMCO Intermediate Government/Credit Fund	Collective Fund - 789,945 - shares	1,820,981
	BlackRock Intermediate Government/Credit Fund	Collective Fund - 1,157,119 - shares	1,815,866
	Invesco Intermediate Government/Credit Fund	Collective Fund - 983,181 - shares	1,811,929
			$ 749,261,371

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Limited Brands, Inc. Savings and Retirement Plan

Date: June 26, 2012   By: /s/ EZRA D. SINGER

Ezra D. Singer

Senior Vice President,

Talent Management & Total Rewards

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 1-8344) pertaining to the Limited Brands, Inc. Savings and Retirement Plan of our report dated June 26, 2012, with respect to the financial statements and schedule of the Limited Brands, Inc. Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

/s/ Ernst & Young LLP

Columbus, Ohio
June 26, 2012